Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(dollars in thousands)
Income before provision for income taxes and extraordinary item	$67,781	$53,525	$51,129	$43,497	$8,305
Interest incurred	26,783	21,908	26,012	24,500	31,475
Less interest capitalized	(26,783)	(21,681)	(20,455)	(18,347)	(22,261)
Amortization of capitalized interest included in cost of sales	28,109	20,537	21,373	23,771	27,899
Cash distributions of income from unconsolidated joint ventures	24,621	18,404	24,865	7,604	—
Less equity in income of unconsolidated joint ventures	(27,748)	(22,384)	(24,416)	(17,859)	(3,499)

Earnings	$92,763	$70,309	$78,508	$63,166	$41,919

Interest incurred
Interest expensed	$—	$227	$5,557	$6,153	$9,214
Interest capitalized	26,783	21,681	20,455	18,347	22,261

Fixed Charges	$26,783	$21,908	$26,012	$24,500	$31,475

Ratio of Earnings to Fixed Charges	3.46x	3.21x	3.02x	2.58x	1.33x